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Lisa A. Raines lisa.raines@troutman.com	Lisa A. Raines lisa.raines@troutman.com

FOIA Confidential Treatment Request Under 17 C.F.R. §200.83

Certain confidential material appearing in this document, marked by [*****] has been omitted and filed separately with the Securities and Exchange Commission.

May 7, 2018

VIA EDGAR AND FEDEX

CONFIDENTIAL

Ms. Barbara C. Jacobs

Assistant Director

Office of Information Technologies and Services

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	GreenSky, Inc. Registration Statement on Form S-1 File No. 333-224505

Dear Ms. Jacobs:

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Brinkley Dickerson, the responsible representative, is c/o Troutman Sanders LLP, 600 Peachtree St. NE, Suite 3000, Atlanta, Georgia 30308, telephone number (404) 885-3822.

Estimated Offering Price

To provide additional context and further information for the Staff’s consideration of the Registration Statement, the Company supplementally advises the Staff that, based upon input from the expected underwriters, the Company currently anticipates that the price range for this offering will be within the range of $[*****] to $[*****] per share (“Preliminary Price Range”). We anticipate a stock split of [*****] which would mean the shares would actually trade between $[*****] to $[*****], but have used the non-stock split convention within this document to ensure exact linkage with the price denominations used for our equity based compensation awards as disclosed herein and in our Registration Statement. This price range is based on a number of factors, including the prospects for the Company’s business, the general condition of the securities markets, the recent market prices of, and the demand for, publicly-traded common stock of generally comparable companies, and preliminary discussions with the underwriters of this offering regarding potential valuations of the Company. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing price range will not be subject to significant change.

Equity Award Valuation Methodology and Process

Due to the absence of an active market for the Company’s Class A units, the fair value of the Class A units, which is used as the primary input into the valuation of both our Class A unit options and profits interests, is determined by the Company based on the most recent contemporaneous third-party valuation at grant date and input from our management. The valuation of the Class A units is performed by independent valuation specialists when we believe that an event has occurred that may significantly impact the value of our Class A units.

The valuation specialists apply valuation techniques and methods that conform to generally accepted valuation practices and standards established by the American Society of Appraisers in accordance with Uniform Standards of Professional Appraisal Practice. The valuation techniques and methods also are consistent with guidance issued by the American Institute of Certified Public Accountants (“AICPA”) in its Accounting and Valuation Guide, Valuation of Privately- Held-Company Equity Securities Issued as Compensation, 2013. They use a number of objective and subjective factors including:

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

  prices at which our Class A units have been bought and sold in third-party, arms’-length transactions. There were no relevant purchases or sales of Class A units during 2017 and the first three months of 2018;
  our capital structure and the prices at which we issued our Class B and Class C units and the relative rights and characteristics of the Class B and Class C units as compared to those of our Class A units;
  our results of operations, financial position and our future business plans, which include financial forecasts and budgets;
  capital market data on interest rates, yields and rates of return for various investments;
  the material risks related to our business, the state of the development of our target markets and the pace of adoption of our platform;
  the market performance of publicly-traded companies in the financial technology and payment processing sectors;
  external market conditions affecting the financial technology sector;
  the degree of marketability for the Class A units, including contractual restrictions on transfer of the units; and
  the likelihood of achieving a liquidity event for the holders of our Class A, Class B and Class C units, profits interests and Class A option holders, such as an initial public offering, given prevailing market conditions.

We made the following grants during the year ended December 31, 2017:

2017	Class A Unit Options	Profits Interests Grants	Exercise Price/Threshold Per Unit
January	3,000	N/A	$106.17
April	22,500	2,500	$111.09
May	6,000	27,000	$113.95
July	7,500	N/A	$120.83
September	6,000	12,500	$92.16
November*	5,000	15,000	$92.16
December*	N/A	50,000	$92.16
December	N/A	130,464	$114.18

* A third-party valuation report was obtained on December 18, 2017, which we utilized to value our Class A units at $114.18. We used this unit price as an input into our Black Scholes valuation model for the valuation of all November and December 2017 unit-based awards.

Valuation of Class A Option and Profits Interests Grants in 2017

The grant date exercise price was based on the fair value of our Class A units as of each valuation date for the April and May 2017 awards, using a probability-weighted expected return method (“PWERM”) and option pricing model valuation techniques. In January 2017 and in

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

prior years, the Company was not actively considering an IPO and therefore did not deem the PWERM to be an appropriate valuation methodology for the January 2017 and 2014 – 2016 unit-based awards. Further, there was no market event or significant change in our business that suggested to the Company that $106.17 per unit was an unreasonable valuation for our Class A units in January 2017, and as such the exercise price of $106.17 was used accordingly.

The independent valuation specialists considered the following potential outcomes in the PWERM calculation:

•	an initial public offering with a high valuation on or before January 1, 2018;
•	an initial public offering with a low valuation on or before January 1, 2018; and
•	remain a private company for the foreseeable future.

The probability weightings for each of the above scenarios were:

Award Date	IPO High Valuation	IPO Low Valuation	Stay Private
April 2017	[*****]%	[*****]%	[*****]%
May 2017	[*****]%	[*****]%	[*****]%
July 2017	[*****]%	[*****]%	[*****]%

The probability weightings assigned to the respective exit scenarios were based on management’s expected near-term and long-term funding requirements, IPO market trends (e.g., number of filed vs. withdrawn IPOs) and an assessment of the most attractive liquidation possibilities at the time of the valuation.

The valuations also applied discounts for lack of marketability ranging from 20% to 25% to reflect the fact that there is no market mechanism to sell our Class A units and, as a result, the Class A unit option and profits interests holders would need to wait for a liquidity event such as an initial public offering or a sale of the company to facilitate the sale of their equity awards and contractual transfer restrictions in the event the Company remains private.

We concluded that the following Class A unit valuations were reasonable as of the respective dates:

•	January 2017: $106.17 per unit
•	April 2017: $111.09 per unit
•	May 2017: $113.95 per unit
•	July 2017: $120.83 per unit

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

In July 2017, we started to actively pursue a term loan offering, which we completed in August 2017. It was our expectation at the time that our equity valuation would be impacted by the term loan transaction, and we did not issue any unit based grants until the term loan transaction was completed. With a term loan now in our capital structure, we had an additional consideration to make for valuation purposes, given that contemporaneous with the term loan transaction, a $346.5 million distribution was declared. It was our expectation prior to completing the September valuation that our unit per unit would change from the July 2017 value.

Similar to our other 2017 grants, we used a PWERM approach.

The independent valuation specialists considered the following potential outcomes in the PWERM calculation:

•	an initial public offering with a high valuation on or before July 1, 2018;
•	an initial public offering with a low valuation on or before July 1, 2018; and
•	remain a private company for the foreseeable future

The probability weightings for each of the above scenarios were the following:

Award Date	IPO High Valuation	IPO Low Valuation	Stay Private
September 2017	[*****]%	[*****]%	[*****]%
November 2017*	[*****]%	[*****]%	[*****]%
December 2017**	[*****]%	[*****]%	[*****]%

* There was no separate valuation performed for the November 2017 grants. As mentioned elsewhere, our accounting treatment under ASC 718 utilized the unit price as determined on December 18, 2017 for the purposes of determining a reasonable grant date fair value for all November 2017 awards.

** One of the December unit awards used the September 2017 valuation for purposes of setting the unit price. As mentioned elsewhere, our accounting treatment under ASC 718 utilized the unit price as determined on December 18, 2017 for the purposes of determining a reasonable grant date fair value for all December 2017 awards.

We concluded that the following Class A unit valuations were reasonable as of the respective dates:

•	September 2017: $92.16 per unit
•	November 2017: $114.18 per unit
•	December 2017: $114.18 per unit

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

During 2017, we were actively engaged in various capital markets activities, which if acted upon would have resulted in us remaining a private company for a more extended period of time. The various capital markets activities had a significant impact on our IPO probability weighting in the above probability weighted charts. This is the principal reason for why our “Stay Private” assumption ranged from [*****]% to [*****]% in the probability weighted charts as shown above.

Recent Equity Awards to Employees

Subsequent to December 31, 2017, the Company made the following awards:

Issue Date	Units Granted	Strike Price/Threshold	Fair Value of Class A Units on Grant Date	Type of Award
2/12/2018*	52,500	$114.18	$149.43	Profit Interests
2/14/2018	4,500	$149.50	$149.43	Class A Options
2/14/2018	10,000	$149.50	$149.43	Profit Interests
2/28/2018	24,500	$149.50	$149.43	Class A Options
2/28/2018	40,000	$149.50	$149.43	Profit Interests
3/1/2018	5,000	$149.50	$149.43	Class A Options
3/1/2018	189,500	$149.50	$149.43	Profit Interests

* At the time of this grant, which corresponded with the relevant employee’s start date, there was no third-party valuation report available. Therefore, the fair value of Class A units as of December 31, 2017 was used to set the threshold price. The Company used $149.43, instead of $114.18 as the fair value of its Class A unit assumption in the Black Scholes valuation model, given the proximity to the February 14, 2018 third-party valuation report. This treatment resulted in an increased grant date fair value, and therefore we believe this award is properly accounted for under ASC 718.

The most recent third-party valuation relevant to the awards described above was dated February 14, 2018. That valuation was $149.43 per Class A unit. The Company determined that there were no material changes in the Company’s business since February 14, 2018, or in the assumptions upon which the February 2018 valuation report was based, that had affected the fair value of its Class A units as of March 1, 2018. The valuation methodology was consistent with common practice applied consistent with the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

A few points, among others, that impacted the valuation:

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

  Class A Common Units are subordinate to the Company’s Class B and C Units, and Class B and Class C Units have approval and other rights with respect to various corporate actions that the Class A units do not have.

  The Class A Units acquirable by employees would reflect only a small portion of the Company’s ownership and therefore should be subject to a minority discount.

  The valuation reflected the perceived likelihood of the completion of an IPO and the likely pricing, i.e., a [*****]% chance of a “high” value IPO by July 1, 2018, a [*****]% chance of a low value IPO by July 1, 2018, and a [*****]% chance of remaining private. The allocated value per unit for the Low IPO and High IPO scenarios (before application of a discount rate and discount for marketability) of $[*****] and $[*****] are consistent with the anticipated trading range discussed earlier in this letter of $[*****] to $[*****] per unit.

  The IPO probability assumed on February 14, 2018, factored in other capital markets discussions we were having at the time, which if acted upon could have delayed an IPO or resulted in no IPO happening.

Summary

Once the Company’s IPO became a more probable scenario, the Company determined to cease granting new unit based awards until an IPO price could be readily determined. As a result, the Company has not granted any additional unit awards subsequent to those on granted on March 1, 2018 (the “Most Recent Grant Date”). The Company believes the difference between the fair value of its Class A units as of the Most Recent Grant Date and the midpoint of the estimated Preliminary Price Range ($[*****]) is the result of the following factors:

  Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The February 2018 Valuation Report reflected the illiquidity of the Company’s common stock on February 14, 2018, and the uncertainty of the IPO. Given the proximity to the completion of the Company’s IPO, the Preliminary Price Range assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability. As mentioned previously, the valuation starting point in our February 2018 Valuation Report was $[*****] to $[*****] per unit under two IPO scenarios, before taking into account any discounts.

  Conversion of Preferred Units. The holders of the Company’s Class B and C preferred units currently enjoy preferences over the holders of its Class A units. For example, in the event of certain liquidity events, the Class B unit holders collectively are entitled to a liquidation preference prior to any distribution to the holders of any other equity securities. Further, in the event of certain liquidity events, each holder of Class C-1

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

preferred units and Class C-2 preferred units (collectively, “Class C units”) is entitled to a liquidation preference equal to the original purchase price paid for its Class C units adjusted for any previous non-tax member distributions to the holder, following settlement of Class B unit holders’ liquidation preference but prior to any distribution to the holders of any other equity securities.

The Preliminary Price Range assumes the conversion of the Company’s preferred stock upon the completion of its IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

Conclusion

In light of the foregoing, the Company believes that the actions of the Company to estimate the fair value of the Company’s Class A unit options and profits interests complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718, the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and the Internal Revenue Code of 1986, as amended. At each respective grant date, we believe the Company formed a reasonable basis for determining the fair value of its Class A units, which is an important input into the valuation of each unit award at the date of grant. The recent developments related to the Company’s IPO effort do not impact the grant date fair value of any of the awards discussed in this letter, and therefore the Company does not plan to make any adjustments to unit based compensation expense.

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If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact Brinkley Dickerson at (404) 885-3822 or Lisa Raines (404) 885-3802.

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.

Sincerely,

/s/ Lisa A. Raines

Lisa A. Raines

Cc:	Brinkley Dickerson Steven Fox, GreenSky, Inc. James Giuliani, GreenSky, Inc.

CONFIDENTIAL TREATMENT REQUESTED BY GREENSKY, INC.